File Number 82-34932

SKANSKA

SEC
Mail Processing
Section

Press Release

AUG 27 2010

Washington, DC
121

SUPPL

August 18, 2010
08:30 am CET

Skanska awarded two contracts totaling USD 390 M, SEK 2.8 billion, in Ontario, Canada

Skanska has been awarded two construction management contracts totaling USD 390 M, about SEK 2.8 billion, in Ontario, Canada. The value of both contracts will be included in the third quarter order bookings.

The contracts are for the construction of a new back office facility and for the expansion of an existing facility. The new projects will apply to become LEED Silver certified.

Construction work will commence this summer and finish in early 2012.


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For further information please contact:

Jay Weisberger, Communications Manager, Skanska USA,
tel +1 206 494 5469
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for Green solutions. The Group currently has 49,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

dlw 9/1

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Our contact
Petter Mattsson

August 20, 2010

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published on August 18, 2010.

Best regards,

Skanska AB



Petter Mattsson

Published	Item	Document name	Required by
August 18, 2010	Press Release	Skanska awarded two contracts totaling USD 390 M, SEK 2.8 billion, in Ontario, Canada	law and by the listing agreement with Stockholm Stock Exchange